Exhibit 99.1

VIA optronics AG Announces 2022 Annual General Meeting Results

Nuremberg, Germany: December 29, 2022 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced the results of its annual general meeting (“AGM”) held on December 29, 2022, at its headquarters in Nuremberg, Germany.

The following items were approved by the shareholders:

●	Ratification of the acts of the Management Board for the fiscal year 2021
●	Ratification of the acts of the Supervisory Board for the fiscal year 2021
●	Election of PricewaterhouseCoopers GmbH as auditor of the consolidated financial statements for the fiscal year 2022
●	Approval of the Remuneration System of the members of the Management Board
●	Compensation of the members of the Supervisory Board
●	Amendments to the Articles of Association for the purpose of holding virtual General Shareholders’ Meetings and updating Articles 16, 17, and 19 of the Articles of Association
●	Authorization to grant subscription rights to members of the Management Board of the Company, to members of the management of affiliated companies, and to selected employees of the Company and of affiliated companies in Germany and abroad (Stock Program 2022) and creation of Conditional Capital 2022/I and the corresponding amendment to the Articles of Association

The presentation given at the AGM and the voting results are available at https://investors.via-optronics.com/investors/annual-general-meeting

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Investor Relations
Sam Cohen or Lisa Fortuna
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com